Mail Stop 3561

June 9, 2008

Mr. Sal Perisano
Chairman of the Board and Chief Executive Officer
iParty Corp.
270 Bridge Street, Suite 301
Dedham, Massachusetts 02026

      Re: iParty Corp.
              Form 10-K for Fiscal Year Ended December 29, 2007
              Filed March 13, 2008
              Form 10-Q for Fiscal Quarter Ended March 29, 2008
              Filed May 9, 2008
              File No. 1-15611

Dear Mr. Perisano:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  William H. Thompson
                  Branch Chief